CORNING INCORPORATED

One Riverfront Plaza

Corning, NY 14831

September 21, 2007

VIA EDGAR

Mr. Timothy L. Buchmiller

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop: 6010

Re:	Corning Incorporated

Definitive Proxy Statement filed March 13, 2007

File No. 001-03247

Dear Mr. Buchmiller:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Definitive Proxy Statement dated March 13, 2007 of Corning Incorporated (“Corning” or the “Company”), as set forth in your letter (the “Comment Letter”) dated August 21, 2007 to Mr. Wendell P. Weeks of Corning.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment.

Definitive Proxy Statement dated March 13, 2007

Compensation Discussion and Analysis, page 18

1.

We note your disclosure under the “Executive Compensation Philosophy—General Objectives” subsection that you believe that executive compensation should be based in part on performance at the individual level. Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer’s individual performance. You should disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Weeks. Refer to Item 402(b)(2)(vii) of Regulation S-K.

On page 20 of our 2007 Proxy Statement we describe our executive compensation philosophy, which is generally applicable to our Executive Group.  However, in determining compensation for our Named Executive Officers (“NEOs”), Corning and its Compensation Committee (the “Committee”) use a team approach to encourage a collaborative culture and mutual responsibility for decisions made by the senior management team.

Under our team approach, individual factors such as: an executive’s role in the Company; professional experience; sustained performance; ability to take on additional responsibility; unique skills; and ability to meet strategic and financial objectives are important characteristics that result in an executive being named an NEO.  However, once an executive reaches the NEO level, corporate financial performance, not individual performance, is the key factor in determining the NEO’s actual compensation paid under the various performance-based plans. Once at the NEO level, the Committee – and, the CEO, with respect to the other NEOs – use their subjective judgment of the NEO’s individual performance to determine, among other things, whether the NEO should: remain in his current role; assume additional responsibility; or receive a base salary increase.  But the Committee is not responsible for establishing personal objectives for the CEO or any of the other NEOs.

The application of our team philosophy to NEO compensation is described on page 29 of our Proxy Statement.  Based on the Committee’s assessment of the CEO’s performance to date, we position the CEO’s targeted total compensation around the median of the market for CEO compensation (as determined by reference to the surveys and Comparison Companies identified in the Proxy Statement). We then position our non-CEO NEOs closer to the CEO’s compensation than do many other companies. The NEO’s base salary and variable compensation targets are established by: (1) looking at the broader external market for executive compensation for individuals in similar roles; and (2) the Committee’s determination of the internal ranking of the NEO’s position and his level of responsibilities.  Once the Committee approves the NEO’s base salary and annual variable compensation target, no specific individual performance metrics factor into the NEOs’ compensation awards.  Base salary is set and the number of performance shares awarded under the Corporate Performance Plan and amount of cash bonus paid under the Performance Incentive Plan are based solely on actual corporate financial performance (i.e., adjusted Earnings Per Share, Adjusted Net Profit After Tax and Operating Cashflow).  Awards earned by the NEOs under the GoalSharing Plan are based on the weighted average percentage of all payouts earned by employees under the various plans across the Company.

In light of the Staff’s comment, in future filings we will revise or supplement our disclosure consistent with the above and, to the extent applicable, clarify the role of individual performance in determining our NEO compensation.

2.

Your disclosure indicates that the corporate financial performance metrics for performance-based variable compensation are approved by the Committee and communicated to plan participants in February of each year. Please disclose these items of company performance and how your 2007 incentive awards are specifically structured around the applicable performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

In our 2007 Proxy Statement, we have provided disclosure giving investors the material information necessary to understand the compensation policies and decisions regarding the compensation earned by, awarded and paid to our NEOs for the fiscal year ended 2006. Thus, we have provided the information required by Item 402(b)(2)(v) of Regulation S-K with respect to the 2006 corporate performance goals. In our view, the 2007 performance goals could not affect an investor’s fair understanding of 2006 compensation, and, as a result, we believe that disclosure of such performance goals is not required under Instruction 2 to Item 402(b) of Regulation S-K.

Executive Pay Should Be in Line with External Benchmarks, page 20

3.

Please discuss and analyze how and why each of your named executive officers has his or her compensation determined with relation to the manufacturing or services companies in your Comparison Companies. For example, if a particular named executive officer’s compensation is determined solely with reference to manufacturing companies in your list of Comparison Companies, you should discuss and analyze why the manufacturing companies are the appropriate benchmarks given the officer’s job duties and responsibilities.

As described on page 20 of our 2007 Proxy Statement, given our diversified businesses, the unique innovations behind our products, and the global nature of our operations, we lack any pure peer companies against which the Committee is able to benchmark compensation. As a result, we use general compensation surveys and proxy data obtained from service providers, such as Equilar, Inc., to review the compensation levels for the named executive officers in a variety of manufacturing and service industries that are similar in size or have similar financial characteristics (the “Comparison Companies”). The information gleaned from these surveys and proxy data is used only as a reference point in the Committee’s determination and not as a specific benchmark or target for establishing our non-CEO NEOs’ compensation.

We believe that the disclosure in our 2007 Proxy Statement provides the material information concerning how the Committee uses general compensation information from Comparison Companies in making compensation decisions for the non-CEO NEOs. However, we intend to modify the heading of this item in future disclosure. Additionally, in light of the Staff’s comment, in future filings we will revise or supplement our disclosure consistent with the above and, to the extent applicable, clarify that, other than our CEO’s compensation, which is targeted around the median of the market for CEO compensation, we do not benchmark the elements or total compensation of our other NEOs to any specific percentile or range of a benchmark group.

Role of Executive Management in the Executive Compensation Process page 22

4.

We note your disclosure regarding the involvement of the Senior Vice President, Global Compensation and Benefits in discussing with the Committee significant proposals or topics impacting executive compensation. Please expand your disclosure relating to the role of the Senior Vice President, Global Compensation and Benefits in your compensation processes and that officer’s input during the crafting of compensation packages, including a clarification as to whether the officer makes specific recommendations regarding any of the elements of compensation for the named executive officers. Please also discuss the extent to which the named executive officers have the ability to make recommendations with respect to the proposals and topics discussed by the Senior Vice President, Global Compensation and Benefits and the Committee, including any recommendations with respect to any aspect of the compensation elements awarded to the named executive officers.

Using the Company’s compensation strategy, and based on direction from the Committee (and the CEO, regarding compensation for the other NEOs), the SVP Global Compensation & Benefits formulates each element of the total compensation recommendations for all of the NEOs. The recommendation for the CEO’s compensation is not discussed or reviewed with the CEO prior to the Committee’s review. No NEOs are present when the SVP Global Compensation & Benefits and the Committee review the CEO compensation recommendation. The Committee may make adjustments to the recommendation before giving its approval.

The SVP Global Compensation & Benefits reviews the recommendation for each of the other NEOs with the CEO. The CEO may propose any adjustments he thinks appropriate prior to submission to the Committee. The Committee reviews and discusses all NEO compensation recommendations and may make further adjustments before giving its approval.

The CEO, CFO and Chief Administrative Officer may make suggestions to the SVP Global Compensation & Benefits regarding agenda topics for Committee meetings. However, the NEOs do not recommend or suggest individual compensation actions that benefit them personally.

As disclosed on page 22 of our Proxy Statement, the Committee also engages an independent compensation consultant (in 2006, Hewitt Associates) to review and assess the recommended compensation plans and total compensation for all of the NEOs. This consultant is present at the Committee’s December meeting and provides feedback to the Committee before the compensation proposals for the NEOs are reviewed and finally approved.

In future filings we will expand the related disclosure and, to the extent applicable, include the concepts above.

Performance Incentive Plan, page 23

5.

You disclose that the annual cash bonus targets for the named executive officers range from 75% to 100% of the base salary for each named executive officer. Please provide discussion and analysis as to the reasons why the targeted amounts of annual incentive compensation, as a percentage of base salary, vary among your named executive officers.

On page 24 of our 2007 Proxy Statement, we discuss the factors regarding the individual cash bonus target determinations for our NEOs. Specifically, the individual cash bonus targets are determined by looking at: (1) internal equity -- a subjective determination that takes into account the NEO’s role and scope of responsibility, experience, and skills; and (2) external equity -- referring to the total compensation opportunities reflected in various executive compensation surveys for individuals with similar responsibilities. In footnote 5 to the Summary Compensation Table, we identify each NEO’s cash incentive target under the Performance Incentive Plan, as well as the cash incentive compensation actually realized by the NEO, based on the Company’s 2006 performance.

We believe the disclosure in our 2007 Proxy Statement provides the material information required by Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K. However, in light of the Staff’s comments, in future filings, we intend to clarify our disclosure in accordance with those Items and, to the extent applicable, consistent with the above.

6.

You disclose that employees are eligible for awards earned under the Performance Incentive Plan with 50% of the plan opportunity based on corporate financial performance. Please disclose the bases upon which you will allocate the remaining 50% of the award.

As described on pages 20 and 23 of our 2007 Proxy Statement, cash bonuses paid to NEOs under the Company’s 2006 Performance Incentive Plan are based 100% on the corporate financial performance metrics multiplied by the NEO’s bonus target.

However, in addition to our NEOs, over 3,000 other Company executives and employees are eligible for annual cash bonuses under the Performance Incentive Plan. For non-NEO executives and employees, these cash bonuses are based 50% on corporate performance metrics (adjusted Net Income) and 50% on the individual executive or employees’ related business, unit and/or individual objectives. The criteria for the 50% of the bonus that is based on an executive or employee’s business, unit and/or individual objectives can vary across the Company, depending on the business, the location and individual. For example, the business objectives are commonly the business’s financial metrics, such as profitability or actual performance as compared to budget or revenues. Unit and individual objectives might also be critical project milestones that may change from year to year.

In light of the Staff’s comment, we will revise the disclosure in future filings to further clarify this distinction.

Performance Metrics, page 27

7.

Given that the elements of compensation under your Performance Incentive Plan and Corporate Performance Plan are based on the achievement of the targeted financial metrics described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

Currently, Corning does not have a policy in place to recover performance awards or payments due to restatements or adjustments. However, we are evaluating the implementation of such a policy. In the event we do implement such a policy, we will provide in future filings the disclosure required by Item 402(b)(2)(viii) of Regulation S-K. If we do not implement such a policy, we will disclose in future filings the fact that we do not have one.

Benchmarking Executive Compensation, page 29

8.

You disclose that you generally seek to position CEO total cash compensation (at target) and CEO total compensation (at target) around the median of the market and that the target total direct compensation of the other named executive officers is generally in the “Top Quartile.” Please disclose the percentiles for total compensation, and each benchmarked element of compensation, for your named executive officers that you actually experienced in 2006. This disclosure should include a discussion of where actual payments fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please provide discussion and analysis as to why.

As described on page 29 of our 2007 Proxy Statement, except for our CEO’s compensation, we do not target or benchmark our NEOs’ compensation to any specific company, target or percentile. In determining our non-CEO NEOs’ compensation targets, the Committee and CEO consider each NEO’s role, scope of responsibility, experience and skills and references the external executive compensation market on a general basis. To support our team approach, we seek to position our non-CEO NEOs’ compensation closer to the CEO’s compensation than many other companies. We refer to outside surveys only to determine how our NEOs’ compensation compares to the market generally, but we do not use compensation at specified outside companies to determine or benchmark our NEOs’ compensation. However, we find that our non-CEO NEOs’ total compensation targets (base salary + cash + long-term incentives) generally are positioned in the top quartile of various survey sources.

Based on the Company’s actual 2006 corporate performance, the annual cash bonus under the 2006 Performance Incentive Plan (with a 0% to 200% opportunity) paid out at the maximum of 200% of each NEO’s target opportunity, the 2006 GoalSharing Plan (with a 0% to 10% opportunity) paid out at 7.15% of each NEO’s base salary (or 143% of the 5% target), and the number of performance shares earned under the 2006 Corporate Performance Plan (with a 0% to 150% opportunity) were based on the maximum of 150% of each NEO’s target opportunity. As a result, due to our strong corporate financial performance, the actual compensation for each NEO in 2006 exceeded his target opportunity.

We believe the disclosure in our 2007 Proxy Statement provides the material information required by Item 402(b)(2)(xiv) of Regulation S-K. However, in light of the Staff’s comments, in future filings we will clarify or supplement our disclosure, as applicable, consistent with the above.

Outstanding Equity Awards at Fiscal Year-End Table, page 36

9.

You disclose in footnote 2 that the company uses various vesting schedules and that options typically vest over a one to three year period. Please note that Instruction 2 to Item 402(f)(2) of Regulation S-K requires footnote disclosure of the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal year-end. Please include the required disclosure.

We supplementally inform the Staff that, the vesting dates for the Outstanding Equity Awards at 2006 fiscal year-end were as set forth in the table attached hereto as Exhibit A.

In future filings we will include the disclosure required by Instruction 2 to Item 402(f)(2) of Regulation S-K.

Nonqualified Deferred Compensation, page 42

10.

Provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in your Summary Compensation Table. Refer to the Instruction to Item 402(i)(2) of Regulation S-K.

We supplementally inform the Staff that the following table quantifies deferred contributions which were reported as compensation in the 2006 Summary Compensation Table (no earnings were reported as such):

(a)		(b) (1)	(c)(2)	(d)(3)
		Executive	Registrant	Aggregate
	Type of	Contributions	Contributions	Earnings
	Deferred	In Last FY	in Last FY	in Last FY
Name	Compensation	($)	($)	($)

Wendell P. Weeks	Deferred bonus	$0	$0	$ 61,863
	Deferred salary	39,667	39,072
James B. Flaws	Deferred bonus	175,200	73,421	107,839
	Deferred salary	29,512	35,121
Kirk P. Gregg	Deferred bonus	46,260	30,967	17,717
	Deferred salary	24,265	16,050
Joseph A. Miller, Jr.	Deferred bonus	0	0	4,418
	Deferred salary	25,335	16,890
Peter F. Volanakis	Deferred bonus	250,166	64,805	208,369
	Deferred salary	130,000	28,811

(1) Reflects participation in the Supplemental Investment Plan by Mr. Weeks, Mr. Flaws, Mr. Gregg, Mr. Miller and Mr. Volanakis in the deferral of a portion of their 2006 base salary and participation by Mr. Flaws, Mr. Gregg and Mr. Volanakis in the deferral of a portion of the bonus received in 2006 for prior year performance. The base salary amount is also reported in the Salary column of the Summary Compensation Table on page 32.

(2) Reflects Company match on the Supplemental Investment Plan which was credited to the account of the named executives in 2006. This amount is also reported in the All Other Compensation column of the Summary Compensation Table on page 32 (and is also detailed in footnote 7 on page 34).

(3) Reflects aggregate earnings on each type of deferred compensation listed above. The earnings on deferred base salary and bonus payments are calculated based on the actual returns from the same fund choices that Company employees have in the qualified 401(k) plan. Currently, employees have 13 fund choices that they may select from. As nonqualified plans, these plans are unfunded which means that no actual dollars are invested in these funds. The Company does not provide any above market interest rates or other special terms for any deferred amounts. These amounts are not included in the Summary Compensation Table.

In future filings we will provide the information required by Instruction to Item 402(i)(2) of Regulation S-K.

11.	Provide the disclosure required by Item 402(i)(3) of Regulation S-K.

We supplementally inform the Staff of the following information with respect to 2006: pursuant to the Supplemental Investment Plan, certain executives, including the NEOs, may defer base salary and/or cash earned under the Company’s Performance Incentive Plan and GoalSharing Plan.

Deferral of bonus and salary. Participants may choose to defer up to 75% of annual base salary and up to 75% of non-equity incentive compensation. The participant chooses from the same funds available under our Company Investment Plan (401(k)) in which to “invest” the deferred amounts. (No cash is actually invested in the unfunded accounts under this Plan.)

Deferred amounts incur gains and losses based on the performance of the individual participant’s investment fund selections. Participants may change their elections among these fund options. Because all of the current NEOs have more than 3 years with the Company, each of the NEO’s contributions, as well as any Company match, vest immediately. Participants cannot withdraw any amounts from their deferred compensation balances until retirement from the Company at or after age 55 with 5 years of service.  Participants may elect to receive distributions as a lump sum payment or in 2 to 5 annual installments. If an NEO leaves the Company prior to age 55 or without 5 years of service, the account balance is distributed in a lump sum, six-months following the executive’s departure.

No NEO withdrawals or distributions were made in 2006.

In future filings we will provide the disclosure required by Item 402(i)(3) of Regulation S-K, to the extent applicable, similar to the above.

12.

Please provide discussion and analysis in your Compensation Discussion and Analysis section of how the arrangements described under “Severance Agreements” and “Change in Control Agreements” fit into your overall compensation objectives and strategy and affect the decisions you made regarding other compensation elements.

On page 26 of our 2007 Proxy Statement we explain the Company’s reasons for implementing severance agreements and change in control agreements. These agreements are intended to provide stability to the Company and the NEOs at critical times. While we consider these agreements necessary to attract and retain senior executives, the terms of these agreements are not considered as part of the compensation strategy when annually determining compensation for our NEOs.

In light of the Staff’s comment, in future filings we will clarify or supplement our disclosure to include, as applicable, the concepts above.

13.

You disclose that the lump sum cash severance payments range from 2 to 2.99 times the sum of the applicable executive’s base salary and annual bonus amount, and that the period of time in which the executive has continued participation in the benefit plans, and the receipt of additional years of service credit under the retirement plans, ranges from 2 to 3 year periods. Please discuss and analyze how these ranges and periods were negotiated and how and why the severance payment multiples and the credit years of service were agreed to by the company and why they vary among the named executive officers. Provide similar disclosure as it relates to the change in control arrangements.

Corning’s team approach, as applied to NEO compensation, results in similarly situated NEOs being treated similarly. Currently, the terms of both the severance and change in control agreements are bifurcated similarly between those NEOs who are Board members and those NEOs who are not. The ranges and periods were not negotiated individually with the NEOs, but were put in place by the Committee once it determined that these terms and multiples were appropriate for such agreements.

In future filings, we will include disclosure, to the extent applicable, similar to the above.

14.

Please include the definition of the term “good reason” as it relates to Mr. Weeks’ severance agreement. With respect to the change in control arrangements, please include the definition of each defined term that is material to an understanding of the events and circumstances that will trigger payments and the vesting provisions under the change in control agreements.

Please note that, although the term “good reason” appears under the heading “Severance Agreement---Mr. Weeks:” in our Proxy Statement, that term does not appear in Mr. Weeks’ severance agreement. The term “good reason” appears only in the change in control agreements. We will revise our future disclosures accordingly. Furthermore, we supplementally inform the Staff of the following information with respect to the change in control agreements:

“Bonus Amount” means the greater of: (i) the average amount paid or payable to the executive under the bonus plans in the two full calendar years prior to the calendar year in which the termination occurred; or (ii) the executive’s target percentage (or, if higher, the percentage amount the executive would have been entitled to under the bonus plans for performance in the termination year determined as of the last day of the month closest to the termination date) times the executive’s base salary.

For Mr. Weeks’ Change in Control Agreement, “Cause” means: (i) conviction for a felony; (ii) the commission of fraud or theft against, or embezzlement from, the Company, in each case that is materially and demonstrably damaging to the financial condition of the Company; and (iii) gross abdication in the performance of duties (other than as a result of a disability or personal family problems) that has resulted in substantial and material damage to the Company.

For the other NEOs’ Change in Control Agreements, “Cause” means: (i) conviction for a felony or conviction for a misdemeanor involving moral turpitude (from which no further appeals have been or can be taken); (ii) gross abdication of his duties as an employee and officer of the Company (other than due to the executive’s illness or personal family problems), which conduct remains uncured by the executive for a period of at least 30 days following written notice thereof to the executive by the Company, in each case, as determined in good faith by the Company; or (iii) misappropriation of Company assets, personal dishonesty or business conduct which causes material or potentially material financial or reputational harm for the Company.

“Disability” means: a physical or mental infirmity which impairs the executive’s ability to substantially perform the Executive’s duties with the Company for a period of: (i) 180 consecutive days; or (ii) 180 days during any twelve month period, and the executive has not returned to full time employment prior to the termination date.

“Good Reason” means: (i) a material and adverse change in the status, title, position or responsibilities from the executive’s status, title, position or responsibilities in effect immediately prior to such change; (ii) a reduction in his base salary; (iii) the Company’s requiring that he change the location of his principal office which results in his having to commute more than 30 miles from his residence; (iv) a material reduction in the kind or level of employee benefits (other than base, bonus or long-term salary or compensation) to which the he is entitled; (v) any material breach by the Company of any material provision of this agreement or any employment agreement between the Company and the executive; or (vi) the failure of the Company to obtain an agreement from any successors and assigns to assume and agree to perform the agreement.

A “Potential Change in Control Period” means: the period beginning on the date of execution of an agreement with respect to a transaction the consummation of which would constitute or result in a Change in Control, and ending on the date immediately following the Change in Control date or the date on which such agreement is terminated or the transaction contemplated therein otherwise is abandoned.

In future filings we will include material definitions as indicated by Item 402(j)(5) of Regulation S-K, to include the above, as applicable.

Termination Scenarios, page 44

15.	Please disclose the aggregate of the amounts payable for each situation that would generate a payout.

In light of the Staff’s comment, we believe that it would be prudent for us to clarify that the pension annuity amounts set forth in the Termination Scenarios Table are the actual annual payment amounts that each NEO would have been entitled to as of December 31, 2006 under the relevant scenarios.

We acknowledge the Staff’s request that we aggregate the amounts set forth in the Termination Scenarios Table but in our view, disclosure of aggregate amounts are not required by Item 402(j) or the Instruction thereto, and may be confusing to the reader, due to the range of potential payout relating to the purchase of a principal residence under an NEO’s severance benefit and the comparison of the annual pension payments to the lump sum benefits. In future filings we will include additional disclosure to the extent applicable in accordance with Instruction 1 to Item 402(j) of Regulation S-K to further clarify the individual benefits payable to the NEOs in the event of a termination of employment entitling the NEO to severance.

Director Summary Compensation Table, page 48

16.

Please disclose the aggregate number of stock awards and the aggregate number of option awards outstanding for each director at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

On page 49, footnote 3, of our 2007 Proxy Statement, we provided the aggregate number of options outstanding for each director at the fiscal year end. We supplementally inform the Staff of the following: as of December 31, 2006, each Director had the following number of shares outstanding: 37,715 for Mr. Brown; 412 for Mr. Cummings; 37,715 Mr. Gund; 37,715 for Mr. Hennessy; 17,839 for Mr. Knowles; 37,715 for Mr. O’Connor; 35,339 for Ms. Rieman; 37,715 for Mr. Ruding; 7,580 for Mr. Sit; 37,715 for Mr. Smithburg; 22,589 for Mr. Tookes; and 2,150 for Ms Warrior.

In future filings we will include the disclosure required by the Instruction to Items 402(k)(2)(iii) and (iv) of Regulation S-K.

17.

Please include the annual costs and payments and promises of payment pursuant to the director legacy programs and similar charitable award programs for each director under the “All Other Compensation” column. Refer to Item 402(k)(2)(vii) of Regulation S-K and Instruction 1 thereto.

As disclosed on page 48 of our Proxy Statement, Corning has a Directors’ Charitable Giving Program pursuant to which a director is entitled to direct Corning to make a charitable bequest in the amount of $1,000,000 (inside directors) or $1,250,000 (outside directors) following his or her death. We supplementally inform the Staff that, to date, the program is funded by “second to die” policies purchased by Corning on the lives of the directors. Corning, however, is under no obligation to use the proceeds of the insurance policies to fund a director’s bequest and can elect to retain any proceeds from the policies as assets of Corning and use another source of funds to pay the directors’ bequests.

Additionally, in 2006, Corning paid $5000 under the Corning Foundation’s Matching Gift Program (which is available to all employees) on the behalf of each of Mr. Weeks, Mr. Flaws, Mr. Volanakis, Mr. Gund, Mr. Houghton, Mr. O’Connor, and Mr. Smithburg.

In future filings we will include the information required by Instruction 1 to Item 402(k)(2)(vii) to the extent applicable consistent with the above.

Related Party Policy and Procedures, page 56

18.

Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

On pages 56-57 of our 2007 Proxy Statement, we describe the Company’s related party policy and procedures. We supplementally inform the Staff that, with respect to the standard to be applied, in order to be approved or ratified by the Audit Committee or Nominating Committee, a related party transaction must be shown to further the interests of the Company and have appropriate safeguards established.

In future filings will include the information required by Item 404(b) of Regulation S-K to the extent applicable consistent with the above.

Miscellaneous Comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct any questions regarding this response to Linda Jolly, Assistant Secretary and Division Counsel, at (607) 974-7430. Please direct any questions on other issues to me at (607) 974-8382 or by fax at (607) 974-8656.

Sincerely,

/s/	Vincent P. Hatton

Vincent P. Hatton

Senior Vice President and General Counsel

EXHIBIT A

Outstanding Equity Awards at Fiscal Year-End

			Option Awards					Stock Awards (1)
Name	Grant Date	Vesting Schedule Code	# of Securities Underlying Unexercised Options Exercisable (#)	# of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#)	Option Price ($)	Option Expiration Date	# of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: # of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($)

Wendell P. Weeks	1-Dec-99	E	117,000	0	0	$31.83	30-Nov-09	555,000	$10,384,050	123,000	$2,301,330
	27-Apr-00	F	600,000	0	0	$61.91	26-Apr-10
	6-Dec-00	G	2,100,000	0	0	$70.75	5-Dec-10
	5-Dec-01	G	89,945	0	0	$9.95	4-Dec-11
	1-Feb-02	G	436,250	0	0	$7.74	31-Jan-12
	3-Jan-03	G	283,333	0	0	$3.80	2-Jan-13
	3-Feb-03	G	283,334	0	0	$4.15	2-Feb-13
	3-Dec-03	B	147,000	0	0	$11.21	2-Dec-13
	2-Jan-04	C	73,500	0	0	$10.40	1-Jan-14
	2-Feb-04	D	73,500	0	0	$12.79	1-Feb-14
	1-Dec-04	B	173,000	0	0	$12.70	30-Nov-14
	3-Jan-05	C	0	86,500	0	$11.84	2-Jan-15
	1-Feb-05	D	0	86,500	0	$10.98	31-Jan-15
	28-Apr-05	G	43,333	86,667	0	$13.68	27-Apr-15
	7-Dec-05	B	161,500	0	0	$21.08	6-Dec-15
	2-Jan-06	C	0	80,750	0	$19.68	2-Jan-16
	1-Feb-06	D	0	80,750	0	$24.72	31-Jan-16
	6-Dec-06	B	0	136,500	0	$21.89	6-Dec-16
			4,581,695	557,667

Peter F. Volanakis	1-Dec-99	E	60,000	0	0	$31.83	30-Nov-09	381,000	$7,128,510	86,000	$1,609,060
	2-Mar-00	A	1,542	0	0	$64.92	2-Dec-07
	6-Jun-00	H	600,000	0	0	$72.11	5-Jun-10
	17-Aug-00	A	4,272	0	0	$95.58	2-Dec-07
	1-Dec-00	A	4,127	0	0	$61.38	5-Oct-08
	6-Dec-00	G	150,000	0	0	$70.75	5-Dec-10
	22-Dec-00	G	600,000	0	0	$54.63	21-Dec-10
	7-Mar-01	A	3,248	0	0	$30.80	5-Oct-08
	5-Dec-01	G	339,945	0	0	$9.95	4-Dec-11
	1-Feb-02	G	337,081	0	0	$7.74	31-Jan-12
	3-Feb-03	G	50,000	0	0	$4.15	2-Feb-13
	3-Dec-03	B	105,000	0	0	$11.21	2-Dec-13
	2-Jan-04	C	52,500	0	0	$10.40	1-Jan-14
	2-Feb-04	D	52,500	0	0	$12.79	1-Feb-14
	1-Dec-04	B	115,000	0	0	$12.70	30-Nov-14
	3-Jan-05	C	0	57,500	0	$11.84	2-Jan-15
	1-Deb-05	D	0	57,500	0	$10.98	31-Jan-15
	28-Apr-05	G	41,666	83,334	0	$13.68	27-Apr-15
	7-Dec-05	B	111,000	0	0	$21.08	6-Dec-15
	2-Jan-06	C	0	55,500	0	$19.68	2-Jan-16
	1-Feb-06	D	0	55,500	0	$24.72	31-Jan-16
	6-Dec-06	B	0	96,000	0	$21.89	6-Dec-16
			2,627,881	405,334

A-1

EXHIBIT A

Name	Grant Date	Vesting Schedule Code	# of Securities Underlying Unexercised Options Exercisable (#)	# of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#)	Option Price ($)	Option Expiration Date	# of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: # of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($)

James B. Flaws	1-Dec-99	E	60,000	0	0	$31.83	30-Nov-09	390,500	$7,306,255	60,000	$1,122,600
	6-Jun-00	H	540,000	0	0	$72.11	5-Jun-10
	25-Aug-00	A	3,525	0	0	$100.26	4-Feb-07
	24-Oct-00	A	5,994	0	0	$96.25	5-Oct-08
	6-Dec-00	G	150,000	0	0	$70.75	5-Dec-10
	22-Dec-00	G	540,000	0	0	$54.63	21-Dec-10
	4-Dec-02	G	133,333	0	0	$4.06	3-Dec-12
	3-Feb-03	G	233,334	0	0	$4.15	2-Feb-13
	3-Dec-03	B	105,000	0	0	$11.21	2-Dec-13
	2-Jan-04	C	52,500	0	0	$10.40	1-Jan-14
	2-Feb-04	D	52,500	0	0	$12.79	1-Feb-14
	1-Dec-04	B	115,000	0	0	$12.70	30-Nov-14
	3-Jan-05	C	0	57,500	0	$11.84	2-Jan-15
	1-Feb-05	D	0	57,500	0	$10.98	31-Jan-15
	11-May-05	A	6,561	0	0	$15.24	31-Jan-12
	11-May-05	A	6,562	0	0	$15.24	5-Oct-08
	11-May-05	A	6,564	0	0	$15.24	4-Dec-11
	7-Dec-05	B	77,000	0	0	$21.08	6-Dec-15
	2-Jan-06	C	0	38,500	0	$19.68	2-Jan-16
	1-Feb-06	D	0	38,500	0	$24.72	31-Jan-16
	6-Dec-06	B	0	66,000	0	$21.89	6-Dec-16
			2,087,873	258,000

Joseph A. Miller, Jr.	31-Jul-01	G	100,000	0	0	$15.87	30-Jul-11	268,000	$5,014,280	49,000	$916,790
	5-Dec-01	G	110,000	0	0	$9.95	4-Dec-11
	3-Dec-03	B	79,000	0	0	$11.21	2-Dec-13
	2-Jan-04	C	39,500	0	0	$10.40	1-Jan-14
	2-Feb-04	D	39,500	0	0	$12.79	1-Feb-14
	1-Dec-04	B	86,000	0	0	$12.70	30-Nov-14
	3-Jan-05	C	0	43,000	0	$11.84	2-Jan-15
	1-Feb-05	D	0	43,000	0	$10.98	31-Jan-15
	7-Dec-05	B	58,500	0	0	$21.08	6-Dec-15
	2-Jan-06	C	0	29,250	0	$19.68	2-Jan-16
	1-Feb-06	D	0	29,250	0	$24.72	31-Jan-16
	6-Dec-06	B	0	55,500	0	$21.89	6-Dec-16
			512,500	200,000

Name	Grant Date	Vesting Schedule Code	# of Securities Underlying Unexercised Options Exercisable (#)	# of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#)	Option Price ($)	Option Expiration Date	# of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: # of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($)

Kirk P. Gregg	1-Dec-99	E	54,000	0	0	$31.83	30-Nov-09	264,500	$4,948,795	44,000	$823,240
	6-Jun-00	H	375,000	0	0	$72.11	5-Jun-10
	6-Dec-00	G	85,000	0	0	$70.75	5-Dec-10
	22-Dec-00	G	375,000	0	0	$54.63	21-Dec-10
	5-Dec-01	G	187,500	0	0	$9.95	4-Dec-11
	1-Feb-02	G	231,375	0	0	$7.74	31-Jan-12
	3-Feb-03	G	158,334	0	0	$4.15	2-Feb-13
	3-Dec-03	B	79,000	0	0	$11.21	2-Dec-13
	2-Jan-04	C	39,500	0	0	$10.40	1-Jan-14
	2-Feb-04	D	39,500	0	0	$12.79	1-Feb-14
	1-Dec-04	B	86,000	0	0	$12.70	30-Nov-14
	3-Jan-05	C	0	43,000	0	$11.84	2-Jan-15
	1-Feb-05	D	0	43,000	0	$10.98	31-Jan-15
	10-May-05	A	6,741	0	0	$14.84	5-Oct-08
	10-May-05	A	15,369	0	0	$14.84	2-Jan-13
	2-Aug-05	A	6,522	0	0	$19.47	2-Dec-07
	2-Aug-05	A	28,906	0	0	$19.47	5-Oct-08
	10-Nov-05	A	22,398	0	0	$19.40	5-Oct-08
	7-Dec-05	B	58,500	0	0	$21.08	6-Dec-15
	2-Jan-06	C	0	29,250	0	$19.68	2-Jan-16
	1-Feb-06	D	0	29,250	0	$24.72	31-Jan-16
	7-Aug-06	A	0	20,396	0	$18.32	2-Jan-13
	27-Oct-06	A	0	14,520	0	$20.97	3-Dec-12
	3-Nov-06	A	0	16,495	0	$20.51	3-Dec-12
	6-Dec-06	B	0	48,000	0	$21.89	6-Dec-16
			1,848,645	243,911

Notes:
(1) Year-end market price is based on the December 29, 2006 closing price of $18.71 (as markets were closed on Saturday December 30 and Sunday December 31, 2006).

Vesting Codes:
A	Reload Option - 100% Vesting 1 year after grant date
B	100% Vesting 1 year after grant date
C	100% Vesting 2 years after grant date
D	100% Vesting 3 years after grant date
E	50% Vesting 2/1/01, 50 Vesting 2/1/02
F	50% Vesting 4 years after grant date, 50% Vesting 5 years after grant date
G	1/3 Vesting 1 year after grant date, 1/3 Vesting 2 years after grant date and 1/3 Vesting 3 years after grant date
H	1/3 Vesting 3 years after grant date, 1/3 Vesting 4 years after grant date and 1/3 Vesting 5 years after grant date

A-3